Exhibit 4.4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons, on May 8, 2014, hereby agree and consent to the joint filing on their behalf of this Schedule 13D (including any amendments thereto) in connection with their beneficial ownership of the Ordinary Shares of Arabella Exploration, Inc.

TRAVIS STREET ENERGY, LLC

By:	/s/ Mark Avery
Mark Avery

/s/ Mark Avery
Mark Avery